Exhibit (a)(5)(ii)

NEWS RELEASE For immediate release
Canadian Oil Sands announces mailing of offer documents to purchase Canada Southern Petroleum Ltd.
Calgary, June 26, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust (“Canadian Oil Sands” or the “Trust”) today announced that it will mail formal offer documents in respect of its previously announced offer to purchase any and all of the issued and outstanding shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW) to all Canada Southern shareholders on Monday, June 26, 2006.
On June 19, 2006, Canadian Oil Sands announced that it was making an offer to acquire all of the outstanding common shares of Canada Southern for cash consideration of US$9.75 per common share (or approximately Cdn$165 million in aggregate). Full particulars of the offer will be set out in the offer and circular and related materials to be mailed to Canada Southern shareholders in connection with the offer.
Canada Southern has announced that its Board of Directors, after consultation with its legal and financial advisors, and upon receipt of an opinion from CIBC World Markets Inc., has unanimously determined that Canadian Oil Sands’ offer is fair, from a financial point of view, to the shareholders of Canada Southern and recommends that shareholders accept the offer.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Canada Southern common shares described in this announcement has not commenced. At the time the offer is commenced, Canadian Oil Sands will file a tender offer statement with the U.S. Securities and Exchange Commission (“SEC”). The tender offer statement (including an offer to purchase and circular, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Canada Southern shareholders at no expense to them. In addition, all of those materials (and all other documents filed with the SEC) will be available at no charge on the SEC’s web site (www.sec.gov.)
Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

Canadian Oil Sands Limited Marcel Coutu President & Chief Executive Officer Units Listed – Symbol: COS.UN Toronto Stock Exchange	For further information: Siren Fisekci Director Investor Relations (403) 218-6228 investor_relations@cos-trust.com Web site: www.cos-trust.com